SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G

                         Under the Securities Act of 1934
                          (Amendment No.____________)


                               UNITED RENTALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    911363109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 February 14, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Continued on following pages)
                                     (Page 1 of 9 Pages)

CUSIP No.911363109                  13G                    Page 2 of 9 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 Colburn Music Fund (the "Fund")

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

  California

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           8,745,797
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            11,660,797
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11,660,797

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

 15.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

 CO

________________________________________________________________________________

CUSIP No.911363109                  13G                    Page 3 of 9 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

The Colburn School (the "School")

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

  California

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,915,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            11,660,797
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11,660,797

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

 15.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

 CO

________________________________________________________________________________

CUSIP No.911363109                     13G                   Page 4 of 9 Pages



Item 1(a).  Name of Issuer:

            United Rentals, Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Five Greenwich Office Park
            Greenwich, CT  06830

            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            Colburn Music Fund and The Colburn School

            ____________________________________________________________________

      (b).  Address of Principal Business Office, or if None, Residence:

            (Fund)                                 (School)
            1000 Wilshire Boulevard                200 South Grand Avenue
            Suite 340                              Los Angeles, California 90012
            Los Angeles, California 90017

            ____________________________________________________________________

      (c).  Citizenship:

            California (Fund) and California (School)

            ____________________________________________________________________

      (d).  Title of Class of Securities:

            Common Stock

            ____________________________________________________________________

      (e).  CUSIP Number:

            911363109

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_]  An investment adviser in accordance with Section 240.13d-
              (b)(1)(ii)(E). (Post)

     (f)  [_]  An employee  benefit plan or endowment  fund in  accordance  with
               Section 240.13d-1(b)(1)(ii)(F).

CUSIP No.911363109                   13G                    Page 5 of 9 Pages


     (g)  [_]  A parent  holding  company or control  person in accordance  with
               Section 240.13d-1(b)(1)(ii)(G). (Principal)

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [_]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).



Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          11,660,797
          ______________________________________________________________________

     (b)  Percent of class:
          15.0%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                8,745,797 (Fund) and 2,915,000 (School)

          (ii)  Shared power to vote or to direct the vote:

                0

          (iii) Sole power to dispose or to direct the disposition of:

CUSIP No.911363109                   13G                    Page 6 of 9 Pages


          (iv)  Shared power to dispose or to direct the disposition of:

                11,660,797

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable

         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

         Colburn Music Fund and The Colburn School

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

         Not Applicable

          ______________________________________________________________________

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.911363109                   13G                    Page 7 of 9 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: February 14, 2005
                                        COLBURN MUSIC FUND



                                         /s/ EUGENE KRIEGER
                                        ----------------------------------------
                                        Name:  Eugene I. Krieger
                                        Title: President



                                        THE COLBURN SCHOOL


                                         /s/ JOSEPH THAYER
                                        ----------------------------------------
                                        Name:  Joseph Thayer
                                        Title: Executive Director
                                               and Secretary

CUSIP No.911363109                   13G                    Page 8 of 9 Pages



                              LIST OF EXHIBITS
                              TO SCHEDULE 13G


                                                                        Page
                                                                        ----


1.     Agreement to Make Joint Filing ................................    9

CUSIP No.911363109                   13G                    Page 9 of 9 Pages



                                    EXHIBIT


                          AGREEMENT TO MAKE JOINT FILING


       This Agreement to Make Joint Filing hereby confirms the agreement by and between the undersigned that the Schedule 13G filed on or about this date, and any further amendments thereto, with respect to the beneficial ownership by the undersigned of the shares of Common Stock of United Rentals, Inc. is being filed on behalf of each of the undersigned.


     Dated: February 14, 2005
                                        COLBURN MUSIC FUND



                                        /s/ EUGENE KRIEGER
                                        ----------------------------------------
                                        Name:  Eugene I. Krieger
                                        Title: President



                                        THE COLBURN SCHOOL


                                        /s/ JOSEPH THAYER
                                        ----------------------------------------
                                        Name:  Joseph Thayer
                                        Title: Executive Director
                                               and Secretary